SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                        AMENDMENT NO. 10

                               TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


              Entergy Power Development Corporation
               __________________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
Entergy Enterprises, Inc.          Jones, Day, Reavis & Pogue
c/o Entergy Wholesale Operations   222 East 41st Street
20 Greenway Plaza                  New York, New York  10017
Suite 1025
Houston, Texas  77046

        Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that EPDC is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

              Entergy Power Development Corporation
              c/o Entergy Wholesale Operations
              20 Greenway Plaza
              Suite 1025
              Houston, Texas  77046

  EPDC claims an exemption from the Act as a FUCO by virtue of its direct or indirect ownership interest in the following subsidiary companies (each of which has also claimed an exemption as a FUCO):

     (1) EP Edegel, Inc., a wholly-owned subsidiary of EPDC, which owns, indirectly through its subsidiaries, a 24.23% interest in Edegel S.A.A. ("Edegel"). Edegel is a public utility which
currently   owns  and  operates  seven  hydroelectric  generating
stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed generation capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines.

(2) Entergy Power CBA Holding Limited, a wholly-owned subsidiary of EPDC, which owns directly a 7.81% interest in Central
Termoelectrica Buenos Aires S.A., a company which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera S.A. power plant in Buenos Aires,
Argentina.

(3) Entergy S.A., a wholly-owned subsidiary of EPDC, which owns directly a 6% interest in Central Costanera S.A. ("Costanera"). Costanera owns and operates and electric generating station located in Buenos Aires, Argentina, which consists of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. Entergy S.A. also owns, indirectly through Costanera, a 3.06% interest in Central Termoelectrica Buenos Aires S.A.

(4) EWO Holdings, Inc., a subsidiary of EPDC, which owns, indirectly through its subsidiaries, a 25% interest in Compania Electrica San Isidro S.A. ("San Isidro"). San Isidro owns and operates a 370 MW single unit, combined cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro, Transmisora Electrica de Quillota Ltda., which is also a FUCO, owns and operates electric transmission lines that interconnect the Plant with the grid.

(5) Entergy Power Damhead Creek Holding I, Ltd., a subsidiary of EPDC, which owns, indirectly through its subsidiaries, Entergy's interest in Damhead Creek Limited, an English private limited company ("DCL"). DCL owns a gas-fired, combined cycle electric generating facility in the County of Kent, England (the "Facility"). The Facility consists of two gas-fired turbines and one steam turbine, and related auxiliary equipment. The Facility has a generating capacity of approximately 792 MW (at average site conditions).

(6) Maritza East III Power Company AD ("Maritza East III"), a joint venture company formed by Entergy and NEK (the state-owned utility in Bulgaria) for the purpose of jointly owning the Maritza East III power generating facility, located near Stara Zagora in south central Bulgaria (the "Plant"). The Plant currently consists of four 210 MW (nominal) lignite coal-fired electric generating units and appurtenant buildings and property. Through Maritza East III, Entergy and NEK plan to rehabilitate and modify the Plant. Currently, Entergy and NEK own 51% and 49%, respectively, of Maritza East III. Upon financial closing, Entergy's ownership interest in Maritza East III will be increased to 73% (and NEK's interest reduced to 27%), and Entergy's interest will be held through Entergy Power Maritza Holding BV, a wholly-owned subsidiary of EPDC and a FUCO. All of the output from the Plant is currently expected to be sold to NEK at wholesale.

(7) Maritza East 3 Operating Company AD ("OpCo"), currently a wholly-owned subsidiary of Entergy formed for purposes of providing operation and maintenance services to Maritza East III with respect to the Plant. Upon financial closing, Entergy's ownership interest in OpCo will be reduced to 73%, and NEK will acquire a 27% interest in OpCo.

     In addition to the foregoing existing ownership interests in FUCOs, EPDC is engaged in development activities with respect to potential additional investments by Entergy in foreign energy projects which would qualify as FUCOs. EPDC also may from time to time acquire and hold, on behalf of Entergy, interests in additional FUCOs. EPDC undertakes to file a further amendment to this Notification in the event that it acquires any securities or an interest in the business of another FUCO.

     No persons (other than Entergy and its subsidiaries) currently own a 5% or more voting interest in EPDC.

Item 2. Domestic Associate Public-Utility Companies of EPDC and their Relationship to EPDC.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EPDC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPDC.


EXHIBIT A.     State Certification.

     Not applicable.

                            SIGNATURE


     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                         ENTERGY POWER DEVELOPMENT CORPORATION


                         By:   /s/ Frederick F. Nugent
                            Frederick F. Nugent
                            Vice President

Dated:  March 21, 2002